UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): May 23, 2005

THE CLOROX COMPANY
(Exact name of registrant as specified in its charter)

Delaware
(State or other
jurisdiction of
incorporation or
organization)

1-07151	**31-0595760**
(Commission File Number)	(I.R.S. Employer Identification No.)

1221 Broadway, Oakland, California 94612-1888
(Address of principal executive offices)   (Zip code)

(510) 271-7000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.)

[ ] Written communications pursuant to Rule 425 Under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01 REGULATION FD DISCLOSURE

In November 2004, The Clorox Company (the "Company") exchanged various businesses with Henkel KgaA ("Henkel"), and, in January 2005, the Company announced the assignment of new management responsibilities, which was effective in January 2005 and resulted in the realignment of segments. Since these actions resulted in changes to the Company's industry segments, the Company is furnishing as Exhibit 99.1 to this report reclassified segment information that revises the disclosure originally included in reports on Form 10-Q filed for the interim periods of the Company's fiscal year ended June 30, 2004 and for the interim periods ended September 30, 2004 and December 31, 2004, and in its annual report on Form 10-K for the fiscal year ended June 30, 2004, which was filed on August 27, 2004. The Company filed a current report on Form 8-K on March 3, 2005 that sets forth reclassified financial statements for the fiscal year ended June 30, 2004 that reflect the discontinued operations resulting from the Henkel transaction, but those reclassified financial statements do not reflect the realignment of segments since the realignment only became effective in January 2005. (Exhibit 99.1 is incorporated by reference herein.)

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

Exhibit Number	Title
99-1	Reclassified Segment Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CLOROX COMPANY

Date: May 23, 2005   By: /s/ Laura Stein_____
                                                   Laura Stein
                                                   Senior Vice President –
                                                   General Counsel

EXHIBIT INDEX

Exhibit Number	Title
99-1	Reclassified Segment Information